Dejour Lenders Extend Term of Bridge Financing

VANCOUVER, BRITISH COLUMBIA- September 28, 2015- (Dejour Energy Inc. (NYSE MKT: DEJ) (TSX: DEJ) ("Dejour" or the "Company"), an independent oil and gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, today announced that it reached agreement with certain insider lenders of its previously reported C$6.5mm bridge financing to extend the secured notes in their current form until December 31, 2015, without the inclusion of any additional fees.

It is expected that these secured notes will be restructured into a longer-term facility prior to maturity, and be positioned in a format to support the Company’s strategic planning.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America's Piceance Basin (39,998 net acres) and Peace River Arch regions (14,444 net acres). Dejour maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour's operations or financial results, are included in Dejour's reports on file with Canadian and United States securities regulatory authorities. Other risks include the Company's ongoing review by NYSE MKT ("the Exchange") to ensure the Company continues to regain compliance with Section 1003(a)(iv) of the Company Guide which addresses a Company's ability to operate as a going concern. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

*Dejour Net sales volumes, post shrinkage

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Follow Dejour Energy's latest developments on: Facebook http://facebook.com/dejourenergy and Twitter @dejourenergy.

Contact:
Dejour Energy Inc.
Robert L. Hodgkinson
Chairman & CEO
604-638-5055
investor@dejour.com

Craig Allison
914-882-0960
Investor Relations - New York
callison@dejour.com